RESULTS OF THE SPECIAL MEETING OF SHAREHOLDERS


A Special Meeting of the Shareholders was held at the offices of Wayne Hummer Investments LLC, 300 South Wacker Drive, Chicago, Illinois on March 24, 2006. Wayne Hummer Growth Fund shareholders were asked to vote on two separate issues: an Agreement and Plan of Reorganization, and amendment to Wayne Hummer Investment Trust s Declaration of Trust. The number of shares present at the meeting and entitled to vote represented 57.964% of the outstanding shares on record date.

The following are the results:

1. To approve or disapprove a proposed Agreement and Plan of Reorganization pursuant to which Federated Kaufmann Fund, a portfolio of Federated Equity Funds, would acquire all of the assets of Wayne Hummer Growth Fund in exchange for Class A Shares of Federated Kaufmann Fund to be distributed pro rata by Wayne Hummer Growth Fund to its shareholders, in complete liquidation and termination of Wayne Hummer Growth Fund. This item was approved.

For: 2,170,610   Against: 91,417  Abstain: 45,728


2. To approve or disapprove a proposed amendment to Article IX, Section 1 of Wayne Hummer Investment Trust s Declaration of Trust to remove the requirement that a transfer of assets be made subject to, or with the assumption by the transferee of, the liabilities belonging to each series the assets of which are so distributed. This item was approved.

For: 2,152,628  Against:  95,628  Abstain: 59,499